UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2026
Commission File Number: 001-42021
South Bow Corporation
(Translation of registrant’s name into English)
900, 707 5th Street SW
Calgary, Canada T2P 1V8
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☐    Form 40-F ☑

Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3 to this report, furnished on Form 6-K, are hereby incorporated by reference into the registrant’s Registration Statements on Form F-10 (File Nos. 333-288159, 333-288160-02 and 333-288162), as amended, and the Registration Statement on Form S-8 (File No. 333-282631).

EXHIBIT INDEX

99.1	Notice of Change of Auditor dated November 9, 2026
99.2	Letter from KPMG LLP dated November 10, 2026
99.3	Letter from Deloitte LLP dated November 10, 2026

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

South Bow Corporation
(Registrant)

Date: November 10, 2026	/s/ P. Van R. Dafoe
P. Van R. Dafoe
Senior Vice-President and Chief Financial Officer